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EXHIBIT (I)



April 29, 2005


BB&T Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219

Ladies and Gentlemen:

      We are furnishing this opinion in connection with the proposed offer and sale by BB&T Variable Insurance Funds, a Massachusetts business trust (the "Trust"), of shares of beneficial interest of BB&T Large Cap Value VIF, BB&T Capital Manager Equity VIF, BB&T Large Company Growth VIF, BB&T Mid Cap Growth VIF, BB&T Special Opportunities Equity VIF and BB&T Total Return Bond VIF (collectively, the "Shares") pursuant to a post-effective amendment on Form N-1A (the "Post-Effective Amendment") under the Securities Act of 1933, as amended.


      We are familiar with the action taken by the Trustee of the Trust to authorize the issuance of the Shares. We have examined the Trust's By-Laws and its Agreement and Declaration of Trust (the "Declaration of Trust"), on file in the office of the Secretary of The Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion. We assume that upon sale of the Shares the Trust will receive the net asset value thereof.


      Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

      We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,


/s/ ROPES & GRAY LLP


Ropes & Gray LLP